Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(In millions except ratio data)

	Nine Months
	Ended	Years Ended December 31
	September 30
	2002	2001	2000	1999	1998	1997

Income Before Taxes	$7,513.8	$10,402.6	$9,824.1	$8,619.5	$8,133.1	$6,462.3

Add:

One-third of rents	62.0	77.7	67.0	66.7	56.0	47.0

Interest expense, net	239.6	369.7	361.9	236.4	150.6	98.2

Preferred stock dividends	124.7	199.6	205.2	120.7	62.1	49.6

Earnings	$7,940.1	$11,049.6	$10,458.2	$9,043.3	$8,401.8	$6,657.1

One-third of rents	$62.0	$77.7	$67.0	$66.7	$56.0	$47.0

Interest expense	292.7	464.7	484.4	316.9	205.6	129.5

Preferred stock dividends	124.7	199.6	205.2	120.7	62.1	49.6

Fixed Charges	$479.4	$742.0	$756.6	$504.3	$323.7	$226.1

Ratio of Earnings to Fixed Charges	17	15	14	18	26	29

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.